

Mail Stop 7010 March 14, 2008

Arnold Klann
Chief Executive Officer
BlueFire Ethanol Fuels, Inc.
31 Musick
Irvine, California 92618

> **Re: BlueFire Ethanol Fuels, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 7, 2007**
> **File No. 333-148199**
>
> **Form 10-K**
> **Filed February 29, 2008**
> **File No. 000-52361**

Dear Mr. Klann:

We have limited our review of your filings to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1

General

1. We note that you are registering the resale of 6.9 million shares underlying warrants and that your outstanding public float is about 5.7 million shares. Because of the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering of warrants and the selling security holders including some that are broker-dealers, it appears that the transaction as it relates to the shares underlying the warrants is not eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of the shares underlying the warrants, please either reduce the number of shares you are registering or identify the selling security holders as underwriters and include a fixed price at which they will sell the securities.

Selling Stockholders, page 41

2. In the selling shareholders table, we note the placement of footnote 8 next to James Gavin Speirs Custodian for the Mackensey Speirs IRA, James Gavin Speirs Custodian for the Megan Speirs IRA, and Baxter Capital Management. However, footnote 8 does not contain relevant information relating to these stockholders. Please revise and include all relevant information for these stockholders, including any material relationship between you and these selling stockholders during the past three years, the transactions by which these stockholders obtained their shares, and the consideration the stockholders paid for those shares.

Plan of Distribution, page 56

3. Please revise the disclosure that states selling stockholders "*may* be deemed to be underwriters" in light of the fact that the broker-dealer selling stockholders are deemed to be underwriters.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2007

Controls and Procedures, page F-21

4. We note your revised disclosures in response to prior comment 5 and your conclusion that disclosure controls and procedures were "effective in timely alerting them to material information required to be included in our periodic SEC filings and to ensure that information required to be disclosed in our periodic SEC filings is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure as a result of the deficiency in our internal control over financial reporting discussed below." Please confirm, if true, and disclose in future filings that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by the issuer in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Alternatively, you may disclose that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without defining them. See Item 307 of Regulation S-K.

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You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Robert E. Lustrin, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004